Exhibit 99.1

Press Release

August 30, 2019

Ardmore Shipping Completes Annual Review of Securities Filings

HAMILTON, Bermuda—Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that the Company has completed its annual review of its securities filings. As a part of this process, the Company has filed with the Securities and Exchange Commission (“SEC”) a shelf registration statement on Form F-3 (the “Registration Statement”) registering $500 million of primary securities and a prospectus supplement for an at-the-market (“ATM”) program and entered into an open market sale agreement pursuant to which the Company may offer and sell common shares of up to an aggregate sales amount of $25 million, replacing the Company’s existing shelf registration statement on Form F-3 filed on August 26, 2016 (File Number: 333-213343) and the Company’s existing ATM program, respectively.

Any offering under each of the ATM program and the Registration Statement will be made only by means of a prospectus supplement and an accompanying base prospectus filed as part of an effective registration statement on Form F-3 filed with the SEC. When available, copies of the prospectus supplement and accompanying base prospectus related to the offering under the ATM program may be obtained from The IGB Group, telephone: 212-477-8438 or 646-673-9701, email: lberman@igbir.com or bdegnan@igbir.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about: the Company’s future financing activities, including the Company’s plans regarding capital raising, and the Company’s acquisition strategy. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company’s capital requirements, changes in the Company’s ability to execute its acquisition strategy and those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group

Mr. Leon Berman

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com